UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______
Commission file number 0-15423
Full title of the plan and the address of the plan, if different from that of the issuer named below:
BANCTRUST FINANCIAL GROUP, INC. EMPLOYEE SAVINGS & PROFIT SHARING PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BANCTRUST FINANCIAL GROUP, INC.
100 Saint Joseph Street, Mobile, AL 36602

BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan

December 31, 2004 and 2003

Table of Contents
Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule I: Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2004	9

Report of Independent Registered Public Accounting Firm

The Plan Administrator
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2004 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/KPMG LLP

Birmingham, Alabama

June 3, 2005

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003
Cash and cash equivalents	$10,005	1,055
Investments, at fair value:
Mutual funds	14,432,284	12,099,403
Money market funds	728,033	675,677
BancTrust Financial Group, Inc. common stock	1,224,151	540,515
Total investments	16,384,468	13,315,595
Receivables:
Employer contribution	456,954	212,130
Employee contributions	28,857	26,935
Accrued income	7,494	4,780
Total receivables	493,305	243,845
Net assets available for benefits	$16,887,778	13,560,495
See accompanying notes to financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003
	2004	2003
Additions:
Contributions:
Employer	$811,587	443,048
Employees	787,395	536,459
Total contributions	1,598,982	979,507
Net investment income:
Interest and dividends	418,144	268,736
Net appreciation in fair value of investments	1,457,093	2,425,276
Net investment income	1,875,237	2,694,012
Total additions	3,474,219	3,673,519
Benefits paid to participants	(146,936)	(466,492)
Net increase	3,327,283	3,207,027
Net assets available for benefits:
Beginning of year	13,560,495	10,353,468
End of year	$16,887,778	13,560,495
See accompanying notes to financial statements.

BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

  Plan Description

The following description of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established January 1, 1998 by BancTrust Financial Group, Inc. (the Company), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.

The Plan is available to all employees of the Company and its subsidiaries having at least one year of service and being 21 years of age or older. In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Plan Administration

The Plan's assets are held by and the Plan is administered by BancTrust Company, Inc. (the Trustee), a subsidiary of the Company.

(c) Contributions

A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to the Internal Revenue Service (IRS) limitations. The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions. Additional amounts may be contributed at the option of the Company's board of directors and totaled $339,000 and $126,440 for the years ended December 31, 2004 and 2003, respectively.

(d) Participant Accounts

Individual participant accounts are maintained to reflect the participant's contributions and earnings or losses thereon, employer matching contributions and allocated earnings or losses thereon, and employer profit sharing and allocated earnings or losses thereon.

Allocations are based on the participant's investment earnings or losses base, as defined, multiplied by the calculated rate of return for the separate investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Forfeitures

Forfeitures are used to reduce employer contributions during the year. For the years ended December 31, 2004 and 2003 forfeited accounts totaled $4,058 and $6,252, respectively.

(f) Vesting

Participants are immediately vested in their voluntary contributions, adjusted for allocated earnings or losses thereon. Vesting in the remainder of their account is based on years of credited service. Participants become 100% vested after three years of credited service with no vesting before three years of credited service.

A participant also becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant's sixty-fifth birthday or upon death or termination of employment due to disability.

(g) Investment Options

Participants may direct their contributions, and any related earnings or losses thereon into various investment options including money market funds, mutual funds, or Company common stock. The underlying assets of mutual funds are invested in publicly traded equity, debt, and other securities.

(h) Distributions

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance or installment payments.

(i) Participant Loans

Participant loans are not permitted by the Plan.

(j) Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

(c) Valuation of Investments

Cash equivalents are stated at cost, which approximates fair value. Marketable securities are stated at fair value. Securities, which include mutual funds, money market funds, and Company stock are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(d) Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year. Purchases and sales of securities are recorded on a trade-date basis.

(e) Benefit Payments

Benefits are recorded when paid.

(3) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants become 100% vested in their account balances.

(4) Investments

The fair value of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:
2004:	Units	Fair value
Washington Mutual Investors Fund	112,919	$3,475,649
American Balanced Fund	155,643	2,801,569
Fundamental Investors Fund	54,547	1,759,128
AMCAP Fund	93,632	1,716,277
New Perspective Fund	56,720	1,572,277
Capital Income Builder Fund	26,967	1,436,324
BancTrust Financial Group, Inc. common stock	49,742	1,224,151
2003:
Washington Mutual Investors Fund	100,720	$2,980,516
American Balanced Fund	124,070	2,294,488
Fundamental Investors Fund	49,493	1,491,255
AMCAP Fund	81,274	1,439,786
Capital Income Builder Fund	22,902	1,174,336
New Perspective Fund	47,770	1,278,864
Bond Fund of America	44,473	653,556

During the years ended December 31, 2004 and 2003, the Plan's investments appreciated in fair value as follows:
	2004	2003
Fair value as determined by quoted market value:
Mutual funds	$1,058,731	2,274,936
BancTrust Financial Group, Inc. common stock	398,362	150,340
	$1,457,093	2,425,276

(5) Related Party Transactions

The Trustee, BancTrust Company, Inc., acts as trustee, custodian, and recordkeeper of the Plan. The Trustee is a subsidiary of the Company. Additionally, at December 31, 2004 and 2003, the Plan owned $1,224,151 (49,742 shares) and $540,515 (33,740 shares), respectively, in Company stock. In 2004 and 2003, dividends received by the Plan on Company stock were $20,203 and $15,321, respectively.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 10, 1999, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document as of the financial statement dates.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:
	2004	2003
Net assets available for benefits:
Per financial statements	$16,887,778	13,560,495
Per Form 5500	16,880,284	13,555,715
Difference	$(7,494)	(4,780)

The following is a reconciliation of interest and dividends per the financial statements at December 31, 2004 and 2003, to Form 5500:
	2004	2003
Interest and dividends per the financial statements	$418,144	268,736
Less current year accrued income receivable	(7,494)	(4,780)
Add prior year accrued income receivable	4,780	3,731
Interest and dividends per Form 5500	$415,430	267,687

The difference between amounts reported in the Plan's financial statements as of December 31, 2004 and 2003 and Form 5500 is attributable to accrued income receivable, which was not recorded in the Plan's Form 5500.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
Identity of issuer, borrower,Lessor, or similar party	Description of investment	Current value
Federated U.S. Treasury	Federated U.S. Treasury #59	$5
Federated Money Market	Federated Money Market #92	728,028
	Total money market funds	728,033
The American Funds	AMCAP Fund	1,716,277
The American Funds	American Balanced Fund	2,801,569
The American Funds	Bond Fund of America	628,052
The American Funds	Capital Income Builder Fund	1,436,324
The American Funds	Fundamental Investors Fund	1,759,128
The American Funds	New Perspective Fund	1,572,277
The American Funds	Washington Mutual Investors Fund	3,475,649
The American Funds	Euro Pacific Growth Fund	167,862
Federated Investors	Federated Kaufman Fund Class A #66	204,653
Federated Investors	Federated Growth Strategy Fund Class A #48	153,915
T.Leaveli & Associates, Inc.	Government Street Equity Fund	303,264
T.Leaveli & Associates, Inc.	Government Street Bond Fund	116,268
PBHG Funds	PBHG Tech and Communications Fund	97,046
	Total mutual funds	14,432,284
*BancTrust Financial Group, Inc.	Common stock	1,224,151
	Total investments	$16,384,468
*Represents a party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan

By: BancTrust Company, Inc. As its Plan Administrator and Trustee
/s/Dan Britton__________
Dan Britton
Date: June 28, 2005	As its President